Regulatory Announcement

Go to market news section

Free annual report

RECEIVED

2007 JUL 10 A 9:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:17 19-Jun-07
Number	6579Y

SUPPL

07024993

RNS Number:6579Y
Tesco PLC
19 June 2007

Tesco PLC

Transactions in Own Shares

Tesco PLC announces that on 19 June 2007 it purchased from Panmure Gordon 8,750,000 ordinary shares at an average price of 439.7702 pence per share. The purchased shares will be cancelled.

19 June 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

